



Gambro initiates clinical study for platelets treated with Mirasol™ Pathogen Reduction System

Gambro BCT, a business area belonging to Gambro, has initiated a human clinical study in France of its pathogen reduction system for platelets, Mirasol. The study will include approximately 120 thrombocytopenic (platelet-deficient) patients. These patients will receive either standard platelet concentrates or platelet concentrates treated with Mirasol. The objective of the study is to ensure that Mirasol performs safely and maintains targeted platelet performance. The study will take 12-18 months to complete.

Navigant Biotechnologies, a business area of Gambro BCT, started in 2002 to develop the pathogen reduction system, Mirasol, for treatment of blood components. The goal is to provide a system to reduce blood-borne pathogen risks and increase availability and safety of the world blood supply. The first clinical study on healthy subjects, measuring the recovery and survival of platelets after treatment with Mirasol compared to those of untreated platelets, was completed in 2004. The current study will monitor the platelet count of patients after each transfusion and will monitor patients for adverse events. The objective is to ensure that Mirasol maintains adequate platelet performance in a clinical setting and that the resulting product prevents or stops bleeding in patients comparable to current therapies. In addition, the study will monitor the patients for the incidence of any serious adverse events. No adverse events related to Mirasol were observed in the study completed in 2004.

"The results of the recovery and survival trial, completed in 2004, surpassed our expectations, confirming that our research and development were on the right path," says David Perez, President of Gambro BCT. "Successful completion of the current study in patients should lead to a CE Mark for the product, which is a critical milestone prior to the commercial launch of Mirasol for platelets in Europe." Dr. Ray Goodrich, Chief Science Officer for Navigant, further elaborates, " The initiation of this clinical trial represents the culmination of many years of work on the part of a large group of people dedicated to finding ways to improve blood safety. We are very pleased to have the opportunity to move forward with the technology in this way. "

For further information please contact:
Teresa Ayers, Chief Operating Officer, Gambro BCT, Inc. tel. +1 303 232 68 00
David Perez, President Gambro BCT, Inc. tel. +1-303 232 6800
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 6599, +46-73 366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 6584, +46-73 366 65 84
Peter Cheesbrough, Vice President and General Manager, Navigant Biotechnologies, Inc.
tel. +1-303 232 6800

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com



PRESS RELEASE
December 21, 2005

Background information:
About Mirasol:
The Mirasol Pathogen Reduction Technology ("PRT") system applies riboflavin and light to reduce the pathogen load in blood products, rendering the affected pathogens inactive. Mirasol's use of riboflavin and light is the first technology to show indications of working in all three major blood components: platelets, plasma, and red blood cells. The Mirasol system has the potential to offer several benefits:
Safe: Riboflavin (vitamin B2) used in the Mirasol system is exactly the same as that ingested in normal diets to preserve good health.
Simple: The process does not require removal of residual riboflavin or photoproducts.
Effective: The company has completed in vitro studies demonstrating the effectiveness of Mirasol on a broad range of viruses, bacteria and parasites in all three blood components.
Cost-effective: Overhead costs are minimized, because it is inherently simple.

About Navigant Biotechnologies, Inc.
Navigant Biotechnologies started as a research and development project within Gambro BCT, a business area belonging to Gambro, and one of the world's leading providers of blood collection technology. The market for effective pathogen reduction technology includes all blood components and also extends well beyond blood, and the desire to capitalize on this market potential prompted the decision to establish Navigant Biotechnologies as a separate corporate entity. As one of the business areas of Gambro BCT, Navigant will be utilizing the global resources of Gambro BCT to commercialize the Mirasol system. Navigant Biotechnologies, Inc. is developing Pathogen Reduction Technology (PRT) to improve the safety of transfused blood and has demonstrated the effectiveness of its Mirasol system in reducing pathogens in all three blood components. The company is currently focused on delivering its Mirasol process for platelets, and separately for plasma, to the European market while also progressing its process for red cells with the support of grants received from the U.S. Department of Defense.

For further information on Navigant Biotechnologies, please visit www.NavigantBiotech.com

File No 82-34731



PRESS RELEASE
November 15, 2005

Resolution regarding share issue in order to execute redemption program

The Board of Directors of Gambro AB resolved late November 14, 2005 that the Company's share capital should be increased with SEK 344,653,288 by issuance of 344,653,288 new Class C shares, each share with a nominal value of SEK 1. The decision was a part of the implementation of the resolution by the Annual General Meeting on April 12, 2005 on a distribution to the shareholders of capital through mandatory redemption. The new shares shall, with deviation from the shareholders' preferential rights, be subscribed for by Skandinaviska Enskilda Banken AB. As set out in the resolution by the Annual General Meeting, the new shares shall be issued for a price of SEK 1 per share and be redeemed at this amount with an addition of an interest at a rate reflecting market conditions, as soon as possible.

The redemption program will be carried out during November and payment of the redemption amount SEK 29 per share is expected to take place around November 30, 2005.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com